ANNUALREPORT
FOR THE PERIOD
Beginning January 1, 1999 and Ending December 31, 1999
TO THE
US SECURITIES AND EXCHANGE COMMISSION
OF
UNITIL RESOURCES, INC.

Date of Incorporation   May 26,1993

State of Incorporation  New Hampshire

Location of Principal   Executive Offices of Reporting Company:
6 Liberty Lane West

Hampton, New Hampshire 03842-1720
Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Anthony J. Baratta, Jr., Chief Financial Officer
6 Liberty Lane West
Hampton, New Hampshire 03842-1720


Name of Principal Holding Company:

UNITIL Corporation

(1)	This report is being filed pursuant to the requirements of H.C.A.R.
Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

        ANNUAL REPORT OF UNITIL RESOURCES, INC.                 2
        For the Year Ended December 31, 1999

        LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                   Page
                                                                        Number
        Description of Schedules and Accounts        Schedule or Account
                                                            Number

        COMPARATIVE BALANCE,                              Schedule 1      4-5
        COMPANY PROPERTY                                  Schedule 11     6-7
	ACCUMULATED PROVISION FOR DEPRECIATION
        AND AMORTIZATION OF COMPANY PROPERTY              Schedule III    8
        INVESTMENTS                                       Schedule IV     9
	ACCOUNTS RECEIVABLE FROM ASSOCIATE
        COMPANIES                                         Schedule V      10
        FUEL STOCK EXPENSES UNDISTRIBUTED                 Schedule VI     11
        STORES EXPENSE UNDISTRIBUTED                      Schedule VII    12
        UNBILLED AND ACCRUED REVENUES                     Schedule VIII   13
        MISCELLANEOUS DEFERRED DEBITS                     Schedule IX     14
	RESEARCH, DEVELOPMENT, OR DEMONSTRATION
        EXPENDITURES                                      Schedule X      15
        PROPRIETARY CAPITAL                               Schedule XI     16
        LONG-TERM DEBT                                    Schedule XII    17
        CURRENT AND ACCRUED LIABILITIES                   Schedule XIII   18
        NOTES TO FINANCIAL STATEMENTS                     Schedule XIV    19

        COMPARATIVE INCOME STATEMENT                      Schedule XV     20
        ANALYSIS OF BILLING - ASSOCIATE COMPANIES         Account451      21
        ANALYSIS OF BILLING - NONASSOCIATE COMPANIES      Account 451     22
	ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
        AND NONASSOCIATE COMPANIES                        Schedule XVI    23
	SCHEDULE OF EXPENSE BY DEPARTMENT OR
        FUNCTION                                          Schedule XVII   24-25
        DEPARTMENTAL ANALYSIS OF SALARIES                 Account920      26
        OUTSIDE SERVICES EMPLOYED                         Account 923     27
        EMPLOYEE PENSIONS AND BENEFITS                    Account 926     28
        GENERAL ADVERTISING EXPENSES                      Account 930.1   29
        MISCELLANEOUS GENERAL EXPENSES                    Account 930.2   30
        RENTS                                             Account 931     31
        TAXES OTHER THAN INCOME TAXES                     Account 408     32
        DONATIONS                                         Account 426.1   33
        OTHER DEDUCTIONS                                  Account 426.5   34
        NOTES TO STATEMENT OF INCOME                      Schedule XVIII  35
        FINANCIAL DATA SCHEDULE                           Schedule XIX    36

ANNUAL REPORT OF UNITIL RESOURCES, INC.                   3
For the Year Ended December 31, 1999


LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                 Page
                                                            Number
Description of Reports or Statements


ORGANIZATION CHART                                             37



METHODS OF ALLOCATION                                          38


ANNUAL STATEMENT OF COMPENSATION FOR USE                       39
OF CAPITAL BILLED

ANNUAL REPORT OF UNITIL RESOURCES, INC.                          4
For the Year Ended December 31, 1999

SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.

        ACCOUNT       ASSETS AND OTHER DEBITS            AS OF DECEMBER 31
                                                         CURRENT      PRIOR
		COMPANY PROPERTY
        101     Company property (Schedule 11)            686,771         0
        107     Construction work in progress
                (Schedule 11)                                  0          0
                Total Property                            686,771         0

	108	Less accumulated provision for depreciation
		and amortization of company
                property        (Schedule 111)             99,733         0
                Net Company Property                      587,038         0

                INVESTMENTS

        123     Investments in associate
                companies (Schedule IV)                        0          0
        124     Other investments       (Schedule IV)          0          0
                Total investments                              0          0

		CURRENT AND ACCRUED ASSETS
        131     Cash                                       7,183    133,976
        134     Special deposits                               0          0
        135     Working funds                                  0          0
        136     Temporary cash investments (Schedule IV)       0          0
        141     Notes receivable                               0          0
        143     Accounts receivable                        91,858   138,238
	144	Accumulated provision for uncollectable
                accounts                                   (8,796)   (2,447)
        146     Accounts receivable from associate             0          0
                companies (Schedule V)                         0          0
        152     Fuel stock expense undistributed (Schedule VI) 0          0
        154     Materials and supplies                         0          0
        163     Stores expense undistributed (Schedule VII)    0          0
        165     Prepayments                               11,045     31,368
	173	Unbilled and Accrued Revenues
                (Schedule VIII)                                 0   125,585
                Total Current and Accrued Assets          101,290   426,720

		DEFERRED DEBITS
        181     Unamortized debt expense                        0         0
        184     Clearing accounts                               0         0
        186     Miscellaneous deferred debits
                (Schedule IX                               80,050     3,724
	188	Research, development, or demonstration
                expenditures (Schedule X)                       0         0
        190     Accumulated deferred income tax                 0         0
                Total Deferred Debits                      80,050     3,724

                TOTAL ASSETS AND OTHER DEBITS             768,378   430,444

ANNUAL REPORT OF UNITIL RESOURCES, INC.                           5
For the Year Ended December 31, 1999


SCHEDULE I - COMPARATIVE BALANCE SHEET

        ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL       AS OF DECEMBER 31
                                                            CURRENT    PRIOR
		PROPRIETARY CAPITAL
        201     Common stock issued (Schedule XI)              100      100
        207     Premium on common stock (Schedule XI)        9,900    9,900
        211     Miscellaneous Paid in Capital            1,090,000  590,000
        215     Appropriated retained
                earnings (Schedule XI)                           0        0
	216	Unappropriated retained
                earnings (Schedule XI)                    (741,272)(217,601)
                Total Proprietary Capital                  358,728  382,399

		LONG-TERM DEBT
        223     Advancesfromassociatecompanies (ScheduleXII)     0        0
        224     Other long-term debt (Schedule XII)              0        0
        225     Unamortized premium on long- term debt           0        0
        226     Unamortized discount on long-term debt-debit     0        0
                Total Long-Term Debt                             0        0

        227     Obligations under capital leases - non-current   0        0

		CURRENT AND ACCRUED LIABILITIES
        231     Notes payable                              168,545        0
        232     Accounts payable                           149,195   16,446
	233	Notes payable to associate
                companies (Schedule XIII)                        0        0
	234	Accounts payable to associate
                companies (Schedule XIII)                  130,302   38,386
        236     Taxes accrued                              (15,999)  (5,938)
        237     Interest accrued                                 0        0
        238     Dividends declared                               0        0
        241     Tax collections payable                          0        0
	242	Miscellaneous current and accrued
                liabilities (Schedule Xill)                  2,338      100
        243     Obligations under capital leases - current       0        0
                Total Current and Accrued Liabilities      434,381   48,994

		DEFERRED CREDITS
        253     Other deferred credits                           0        0
        255     Accumulated deferred investment tax credits      0        0
                Total Deferred Credits                           0        0

        282     ACCUMULATED DEFERRED INCOME TAXES          (24,731)    (949)

                TOTAL LIABILITIES AND PROPRIETARY CAPITAL  768,378  430,444

ANNUAL REPORT OF UNITIL RESOURCES, INC.                               6
For the Year Ended December 31, 1999


SCHEDULE 11 - COMPANY PROPERTY

                   BALANCE AT             RETIREMENTS   OTHER     BALANCE AT
                   BEGINNING   ADDITIONS      OR      CHANGES 1/  CLOSE OF
DESCRIPTION        OF YEAR                   SALES                   YEAR
COMPANY PROPERTY
Account

301 ORGANIZATION

303 MISCELLANEOUS
    INTANGIBLE PLANT

304 LAND AND LAND RIGHTS

305 STRUCTURES AND
    IMPROVEMENTS

306 LEASEHOLD
    IMPROVEMENTS

307 EQUIPMENT 2/

308 OFFICE FURNITURE           102,690                             102,690
    AND EQUIPMENT

309 AUTOMOBILES, OTHER
    VEHICLES AND
    RELATED GARAGE
    EQUIPMENT

310 AIRCRAFT AND
    AIRPORT EQUIPMENT

311 OTHERCOMPANY
    PROPERTY 3/                584,081                             584,081

SUB-TOTAL              0       686,771           0          0      686,771

107 CONSTRUCTION WORK
    IN PROGRESS
    TOTAL              0       686,771          0          0       686,771

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL RESOURCES, INC.                            7
For the Year Ended December 31, 1999

SCHEDULE 11 - CONTINUED

21 SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                             BALANCE AT
SUBACCOUNT DESCRIPTION                       ADDITIONS        CLOSE OF
                                                                 YEAR

NONE








                                TOTAL             0               0
3/ DESCRIBE OTHER COMPANY PROPERTY:



Software Licenses                             584,081          584,081




                                  TOTAL       584,081          584,081
4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS:
NONE

ANNUAL REPORT OF UNITIL RESOURCES, INC.                             8
For the Year Ended December 31, 1999

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY

                    BALANCE AT  ADDITIONS                           BALANCE AT
                    BEGINNING    CHARGED                OTHER CHANGES CLOSE OF
DESCRIPTION         OF YEAR        TO       RETIREMENTS ADD(DEDUCT)l/ YEAR
                               ACCOUNT 403
Account

301     ORGANIZATION

303     MISCELLANEOUS
        INTANGIBLE PLANT

304     LAND AND LAND RIGHTS

035     STRUCTURES AND
		IMPROVEMENTS

306     LEASEHOLD
		IMPROVEMENTS

307     EQUIPMENT 2/

308     OFFICE FURNITURE
                AND EQUIPMENT    24,586                                24,586

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT

310     AIRCRAFT AND
        AIRPORT EQUIPMENT

311     OTHER
        COMPANY PROPERTY 3/      75,147                                75,147

                 TOTAL   0       99,733                                99,733

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                                                    9


ANNUAL REPORT OF UNITIL RESOURCES, INC.
For the Year Ended December 31, 1999


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount

Under Account 136, "Temporary Cash Investments", list each investment separately.
                                    BALANCE AT              BALANCE AT
        DESCRIPTION                 BEGINNING               CLOSE
                                    OF YEAR                 OF YEAR

ACCOUNT 123 - INVESTMENT IN
ASSOCIATE COMPANIES                     0                      0



ACCOUNT 124 - OTHER INVESTMENTS         0                      0



ACCOUNT 136 - TEMPORARY
              CASH INVESTMENTS          0                      0








               TOTAL                    0                      0

ANNUAL REPORT OF UNITIL RESOURCES, INC.                              10
For the Year Ended December 31, 1999


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable
from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.
                                        BALANCE AT              BALANCE AT
        DESCRIPTION                     BEGINNING               CLOSE
                                        OF YEAR                 OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE
              FROM ASSOCIATE COMPANIES       0                      0





                   TOTAL                     0                      0


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
NONE




                   TOTAL PAYMENTS                                   0
ANNUAL REPORT OF UNITIL RESOURCES, INC.
For the Year Ended December 31, 1999


SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with
respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.

DESCRIPTION                               LABOR        EXPENSE       TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSE
              UNDISTRIBUTED                  0            0             0





TOTAL                                        0            0             0
SUMMARY:

ANNUAL REPORT OF UNITIL RESOURCES, INC.                               12
For the Year Ended December 31, 1999


SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with
respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                LABOR        EXPENSE        TOTAL


ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                  0             0            0



TOTAL                                        0             0            0

ANNUAL REPORT OF UNITIL RESOURCES, INC.                                 13
For the Year Ended December 31, 1999


SCHEDULE VIII

UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS:	Provide detail of items in this account.  Items less
than $10,000 may be grouped, showing the number of items in each group.

                                            BALANCE AT      BALANCE AT
        DESCRIPTION                         BEGINNING       CLOSE
                                            OF YEAR         OF YEAR

	ACCOUNT 173 - ACCRUED AND
                      UNBILLED REVENUE       125,585           0








                        TOTAL                125,585           0

ANNUAL REPORT OF UNITIL RESOURCES, INC.                                 14
For the Year Ended December 31, 1999


SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account.  Items less
than $10,000 may be grouped by class showing the number of items in each class.

                                         BALANCE AT              BALANCE AT
        DESCRIPTION                      BEGINNING               CLOSE
                                         OF YEAR                 OF YEAR

	ACCOUNT 186 - MISCELLANEOUS
                      DEFERRED DEBITS

        Consulting Fees                    3,724                  80,000
        Other Deferred                         0                      50







                  TOTAL                    3,724                  80,050

ANNUAL REPORT OF UNITIL RESOURCES, INC.                              15
For the Year Ended December 31, 1999

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
INSTRUCTIONS:	Provide a description of each material research,
development, or demonstration project which incurred costs by the company during the year.

                                                             BALANCE AT
DESCRIPTION                                                      CLOSE
                                                                OF YEAR

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION
EXPENDITURES                                                       0







                                                                   0
                            TOTAL

ANNUAL REPORT OF UNITIL RESOURCES, INC.                             16
For the Year Ended December 31, 1999

SCHEDULE XI - PROPRIETARY CAPITAL
                                                   OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER  CLASS OF  NUMBER OF    PAR OR STATED
                  STOCK   SHARES         VALUE
                          AUTHORIZED   PER SHARE    NO.OF SHARES  TOTAL AMOUNT

201        COMMON STOCK
           ISSUED           10,000        1.00          100            100
INSTRUCTIONS:	Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions which gave
                rise to the reported amounts.
        DESCRIPTION                                              AMOUNT

        ACCOUNT 207 - PREMIUM ON COMMON STOCK                     9,900
        ACCOUNT 211 - MISCELLANEOUS PAID IN CAPITAL           1,090,000
	ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

                                  TOTAL                       1,099,900




                            BALANCE AT   NET INCOME              BALANCE AT
        DESCRIPTION         BEGINNING    OR          DIVIDENDS   CLOSE
                            OF YEAR     (LOSS)       PAID        OF YEAR
ACCOUNT 216 - UNAPPROPRIATED
              RETAINED
              EARNINGS      (217,601)   (523,671)          0     (741,272)




  TOTAL                     (217,601)   (523,671)          0     (741,272)

ANNUAL REPORT OF UNITIL RESOURCES, INC.                        17
For the Year Ended December 31, 1999

SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:	Advances from associate companies should be reported
separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, in erest rate, and the amount authorized and outstanding.


          TERMS OF
          OBLIG CLASS          INT.                                  BALANCE AT
NAME OF   & SERIES OF DATE     RATE   AMOUNT BEGINNING ADD. DEDUCT.  CLOSE
CREDITOR  OBLIGATION  MATURITY        AUTHO- OF YEAR                 OF YEAR
                                      IZED

ACCOUNT 223 - ADVANCES
              FROM ASSOCIATE
              COMPANIES:                        0        0      0       0







ACCOUNT 224 - OTHER
              LONG-TERM DEBT:                   0        0       0      0








                                                0        0       0      0
1/ GIVE AN EXPLANATION OF DEDUCTIONS:

ANNUAL REPORT OF UNITIL RESOURCES, INC.                                18
For the Year Ended December 31, 1999

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each
associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
                                                BALANCE AT      BALANCE AT
        DESCRIPTION                             BEGINNING       CLOSE
                                                OF YEAR         OF YEAR

	ACCOUNT 233 - NOTES PAYABLE TO
                      ASSOCIATE COMPANIES
                      MONEYPOOL                        0             0





                         TOTAL                         0             0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES



UNITIL Service Corp.                               8,787       122,232
UNITIL Power Corp                                 29,599             0
UNITIL Corp.                                           0         8,070






TOTAL                                             29,599       130,302
ACCOUNT 242 - MISCELLANEOUS
              CURRENT AND ACCRUED
              LIABILITIES

Accrued Expenses                                     100         2,338




TOTAL                                                100         2,338

ANNUAL REPORT OF UNITIL RESOURCES, INC.                                 19
For the Year Ended December 31, 1999



SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS
INSTRUCTIONS:	The space below is provided for important notes regarding
the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides consulting and other services on energy related matters to non-affiliates. These services include power brokering, financial, accounting, regulatory and related operational services. In 1999, URI licensed Internet-based software technology for brokering electrictiy and natural gas sales between consumers and suppliers. Under the name "Usource" it offers retail energy consumers the market benefits of energy supply bidding with the efficiency and cost benefits of e-commerce. URI is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. URI prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 1999 Unitil Corporation Form 10-K for additional disclosures.

ANNUAL REPORT OF UNITIL RESOURCES, INC.                             20
For the Year Ended December 31, 1999


SCHEDULE XV

STATEMENT OF INCOME

        ACCOUNT      DESCRIPTION                        CURRENT       PRIOR
                                                          YEAR         YEAR
		INCOME
        451     Service revenue                          900,194     670,668

        451.01  Accrued and unbilled service revenue    (125,585)     40,048
        419     Interest Income                                0           0
        421     Miscellaneous income or loss               3,346      12,406
                Total Income                             777,955     723,122

		EXPENSE
        920     Salaries and wages                       123,126           0
        921     Office supplies and expenses              39,004       3,476
	922	Administrative expense transferred -
                credit                                         0           0
        923     Outside services employed                552,402     185,570
        924     Property insurance                             0           0
        925     Injuries and damages                         889       3,461
        926     Employee pensions and benefits             1,513           0
        928     Regulatory commission expense                  0           0
        930.1   General advertising expense               23,502      20,513
        930.2   Miscellaneous general expense             12,112       1,122
        931     Rents                                        350           0
	932	Maintenance of structures and
                equipment                                      0           0
        403     Depreciation and amortization expense    103,457           0
        408     Taxes other than income taxes              9,231           0
        409     Income taxes                            (244,437)    (68,100)
        410     Provision for deferred income taxes      (23,783)          7
	411	Provision for deferred income taxes -
                credit                                         0           0
        411.5   Investment tax credit                          0           0
        426.1   Donations                                      0           0
        426.5   Other deductions                               0           0
        427     Interest on long-term debt                     0           0
	430	Interest on debt to associate
                companies                                 22,348       6,288
        431     Other interest expense                         0           0
        555     Purchase Power Expense                   665,162     703,015
        904     Customer Accounting                       16,750           0
                Total Expense                          1,301,626     855,352

                Net Income or (LOSS)                    (523,671)   (132,230)

ANNUAL REPORT OF UNITIL RESOURCES, INC.                               21
For the Year Ended December 31, 1999

		ANALYSIS OF BILLING

                ASSOCIATE COMPANIEs
		ACCOUNT 451

                   DIRECT      INDIRECT    COMPENSATION       TOTAL
                   COSTS       COSTS       FOR USE            AMOUNT
NAME OF CONTRACT   CHARGED     CHARGED     OF CAPITAL         BILLED
                     451         451          451


NONE








    TOTAL             0            0            0               0


ANNUAL REPORT OF UNITIL RESOURCES, INC.                               22
For the Year Ended December 31, 1999

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 451

NAME OF                         COMPENSATION            EXCESS       TOTAL
NONASSOCIATE DIRECT   INDIRECT  FOR USE OF     TOTAL    OR           AMOUNT
COMPANY      CHARGES  CHARGES   CAPITAL        CHARGES  DEFICIENCY   BILLED

NH PILOT
PROGRAM      624,171     0          0           624,171      0        624,171
REVENUES(a)

Usource(b)    44,906     0          0            44,906      0         44,906

Miscellaneous
Short-term
Contracts(c) 105,532     0          0           105,532      0        105,532




TOTAL       774,609     0          0           774,609      0        774,609


INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

   (a) Revenue generated from power sales through the pilot program.
   (b) Revenue generated from power sales through the internet exchange.
   (c) Revenue generated from consulting services.


ANNUAL REPORT OF UNITIL RESOURCES, INC.                               23
For the Year Ended December 31, 1999


SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            ASSOCIATE COMPANY CHARGES
            DESCRIPTION OF ITEMS            DIRECT    INDIRECT
                                            COST      COST      TOTAL
920     SALARIES AND WAGES                    NOT APPLICABLE        0
921     OFFICE SUPPLES AND EXPENSES                                 0
922     ADMIN EXPENSE TRANS-CREDIT                                  0
923     OUTSIDE SERVICES EMPLOYED                                   0
924     PROPERTY INSURANCE                                          0
925     INJURIES AND DAMAGES                                        0
926     EMPLOYEE PENSIONS AND BENEFITS                              0
928     REGULATORY COMMISSION EXPENSE                               0
930.1   GENERAL ADVERTISING EXPENSE                                 0
930.2   MISC. GENERAL EXPENSE                                       0
931     RENTS                                                       0
932     MAINT. OF STRUCT. & EQUIP.                                  0
403     DEPR. AND AMORT. EXPENSE                                    0
408     TAXES OTHER THAN INCOME                                     0
409     INCOME TAXES                                                0
410     PROV FOR DEF INC TAXES                                      0
411     PROV FOR DEF INC TAX CREDIT                                 0
411.5   INVESTMENT TAX CREDIT                                       0
419     INTEREST INCOME                                             0
426.1   DONATIONS                                                   0
426.5   OTHER DEDUCTIONS                                            0
427     INTEREST ON LONG-TERM DEBT                                  0
431     OTHER INTEREST EXPENSE                                      0
SUBTOTAL EXPENSES                              0         0          0
COMPENSATION FOR USE OF EQUITY CAPITAL                              0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S       0         0          0
TOTAL EXPENSES                                 0         0          0
421  MISCELLANEOUS INCOME                      0         0          0
TOTAL COST OF SERVICE                          0         0          0

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                        NONASSOCIATE COMPANY CHARGES
            DESCRIPTION OF ITEMS        DIRECT    INDIRECT
                                        COST       COST       TOTAL
920     SALARIES AND WAGES                                    0
921     OFFICE SUPPLES AND EXPENSES                           0
922     ADMIN EXPENSE TRANS-CREDIT                            0
923     OUTSIDE SERVICES EMPLOYED                             0
924     PROPERTY INSURANCE                                    0
925     INJURIES AND DAMAGES                                  0
926     EMPLOYEE PENSIONS AND BENEFITS                        0
928     REGULATORY COMMISSION EXPENSE                         0
930.1   GENERAL ADVERTISING EXPENSE                           0
930.2   MISC. GENERAL EXPENSE                                 0
931     RENTS                                                 0
932     MAINT. OF STRUCT. & EQUIP.                            0
403     DEPR. AND AMORT. EXPENSE                              0
408     TAXES OTHER THAN INCOME                               0
409     INCOME TAXES                                          0
410     PROV FOR DEF INC TAXES                                0
411     PROV FOR DEF INC TAX CREDIT                           0
411.5   INVESTMENT TAX CREDIT                                 0
419     INTEREST INCOME                                       0
426.1   DONATIONS                                             0
426.5   OTHER DEDUCTIONS                                      0
427     INTEREST ON LONG-TERM DEBT                            0
431     OTHER INTEREST EXPENSE                                0
SUBTOTAL EXPENSES                         0         0         0
COMPENSATION FOR USE OF EQUITY CAPITAL                        0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S  0         0         0
TOTAL EXPENSES                            0         0         0
421  MISCELLANEOUS INCOME                 0         0         0
TOTAL COST OF SERVICE                     0         0         0

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            TOTAL CHARGES FOR SERVICE
            DESCRIPTION OF ITEMS            DIRECT     INDIRECT
                                            COST       COST      TOTAL
920     SALARIES AND WAGES                     0          0         0
921     OFFICE SUPPLES AND EXPENSES            0          0         0
922     ADMIN EXPENSE TRANS-CREDIT             0          0         0
923     OUTSIDE SERVICES EMPLOYED              0          0         0
924     PROPERTY INSURANCE                     0          0         0
925     INJURIES AND DAMAGES                   0          0         0
926     EMPLOYEE PENSIONS AND BENEFITS         0          0         0
928     REGULATORY COMMISSION EXPENSE          0          0         0
930.1   GENERAL ADVERTISING EXPENSE            0          0         0
930.2   MISC. GENERAL EXPENSE                  0          0         0
931     RENTS                                  0          0         0
932     MAINT. OF STRUCT. & EQUIP.             0          0         0
403     DEPR. AND AMORT. EXPENSE               0          0         0
408     TAXES OTHER THAN INCOME                0          0         0
409     INCOME TAXES                           0          0         0
410     PROV FOR DEF INC TAXES                 0          0         0
411     PROV FOR DEF INC TAX CREDIT            0          0         0
411.5   INVESTMENT TAX CREDIT                  0          0         0
419     INTEREST INCOME                        0          0         0
426.1   DONATIONS                              0          0         0
426.5   OTHER DEDUCTIONS                       0          0         0
427     INTEREST ON LONG-TERM DEBT             0          0         0
431     OTHER INTEREST EXPENSE                 0          0         0
SUBTOTAL EXPENSES                              0          0         0
COMPENSATION FOR USE OF EQUITY CAPITAL                              0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S       0          0         0
TOTAL EXPENSES                                 0          0         0
421  MISCELLANEOUS INCOME                      0          0         0
TOTAL COST OF SERVICE                          0          0         0




ANNUAL REPORT OF UNITIL RESOURCES, INC.                         24-25
FORM U-13-60
For the Year Ended December 31, 1999
SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                DEPARTMENT OR FUNCTION
DESCRIPTION OF ITEMS                     TOTAL   OVER-
                                        AMOUNT   HEAD         NONE
920    SALARIES AND WAGES                       0
921    OFFICE SUPPLES AND EXPENSES              0               Non-applicable
922    ADMIN. EXPENSE TRANS-CREDIT              0
923    OUTSIDE SERVICES EMPLOYED                0
924    PROPERTY INSURANCE                       0
925    INJURIES AND DAMAGES                     0
926    EMPLOYEE PENSIONS AND BENEFITS           0
928    REGULATORY COMMISSION EXPENSE            0
930.1  GENERAL ADVERTISING EXPENSE              0
930.2  MISC. GENERAL EXPENSE                    0
931    RENTS                                    0
932    MAINT. OF STRUCT. & EQUIP.               0
403    DEPR. AND AMORT. EXPENSE                 0
408    TAXES OTHER THAN INCOME                  0
409    INCOME TAXES                             0
410    PROV. FOR DEF. INC. TAXES                0
411    PROV. FOR DEF. INC. TAX CREDIT           0
411.5  INVESTMENT TAX CREDIT                    0
426.1  DONATIONS                                0
426.5  OTHER DEDUCTIONS                         0
427    INTEREST ON LONG-TERM DEBT               0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES  0
431    OTHER INTEREST EXPENSE                   0


ANNUAL REPORT OF UNITIL RESOURCES, INC.                           26
For the Year Ended December 31, 1999



DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                         DEPARTMENTAL SALARY EXPENSE               NUMBER
NAME OF DEPARTMENT      INCLUDED IN AMOUNTS BILLED TO              PERSONNEL
Indicate each        TOTAL   PARENT   OTHER        NON             END OF
department           AMOUNT  COMPANY  ASSOCIATES   ASSOCIATES      YEAR
or function

	Non-applicable




TOTAL                  0        0          0           0               0

ANNUAL REPORT OF UNITIL RESOURCES, INC.                                  27
For the Year Ended December 31, 1999



OUTSIDE SERVICES EMPLOYED
ACCOUNT 923
INSTRUCTIONS:	Provide a breakdown by subaccount of outside services
employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                             RELATIONSHIP
                                             "A"= ASSOCIATE
FROM WHOM PURCHASED    ADDRESS               "NA"=NON               AMOUNT
                                             ASSOCIATE

Outside Services

UNITIL Service Corp.                              A                 533,778

Outside Services - Legal

Various                                           NA                 16,232

Outside Services - Other

Various                                           NA                  2,392








TOTAL                                                               552,402

ANNUAL REPORT OF UNITIL RESOURCES, INC.                                28
For the Year Ended December 31, 1999



EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit program
provided by the company.  Such listing should be limited to $25,000.


DESCRIPTION                                      AMOUNT


Pension and Benefits                              1,513








TOTAL                                             1,513

ANNUAL REPORT OF UNITIL RESOURCES, INC.                            29
For the Year Ended December 31, 1999



GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1
INSTRUCTIONS:	Provide a listing of the amounts included in Account
930.1	"General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION     NAME OF PAYEE                                     AMOUNT



Advertising
                Advance Notice, Inc.                              7,977
                Aurora                                            5,050
                Bonci on Design                                   4,317
                Various                                           6,158







TOTAL                                                            23,502

ANNUAL REPORT OF UNITIL RESOURCES, INC.                             30
For the Year Ended December 31, 1999



MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02
"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. 441 (b) (2) shall be separately classified.

        DESCRIPTION                                              AMOUNT


        Business Development                                     8,468
        Communications                                           3,168
        Other                                                      476







TOTAL                                                            12,122

ANNUAL REPORT OF UNITIL RESOURCES, INC.                             31
For the Year Ended December 31, 1999



RENTS
ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931,
"Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


TYPE OF PROPERTY                                AMOUNT


Office Rent                                      350

TOTAL                                            350

ANNUAL REPORT OF UNITIL RESOURCES, INC. 32 For the Year Ended
December 31, 1999



TAXES OTHER THAN INCOME TAXES
ACCOUNT 408
INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income
Taxes". Separate the analysis into two groups: (1) other than U.S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.



KIND OF TAX                                  AMOUNT

Other than U.S. Government Tax:
State Unemployment Tax                         131

U.S. Government Tax
  Federal Insurance Contribution Act         8,876
  Federal Unemployment Tax                     224

TOTAL                                        9,231

ANNUAL REPORT OF UNITIL RESOURCES, INC.                           33
For the Year Ended December 31, 1999



DONATIONS
ACCOUNT 426.1
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                   PURPOSE OF DONATION        AMOUNT


None


TOTAL

ANNUAL REPORT OF UNITIL RESOURCES, INC.                              34
For the Year Ended December 31, 1999



OTHER DEDUCTIONS
ACCOUNT 426.5
INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



DESCRIPTION                           NAME OF PAYEE                    AMOUNT


None



TOTAL                                                                     0

ANNUAL REPORT OF UNITIL RESOURCES, INC.                             35
For the Year Ended December 31, 1999



SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:	The space below is provided for important notes regarding
the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See page 19.

ANNUAL REPORT OF UNITIL RESOURCES, INC.                           36
For the Year Ended December 31, 1999



SCHEDULE XIX - FINANCIAL DATA SCHEDULE

        ITEM NO.        CAPTION HEADING                              AMOUNT

        1       Net Service Company Property                        587,038
        2       Total Investments                                         0
        3       Total Current and Accrued Assets                    101,290
        4       Total Deferred Debits                                80,050
        5       Balancing Amount for Total Assets and Other Debits        0
        6       Total Assets and Other Debits                       768,378
        7       Total Proprietary Capital                           358,728
        8       Total Long-Term Debt                                      0
        9       Notes Payable                                             0
        10      Notes Payable to Associate Companies                168,545
	11	Balancing Amount for Total Current and
                Accrued Liabilities                                 265,836
        12      Total Deferred Credits                                    0
        13      Accumulated Deferred Income Taxes                   (24,731)
        14      Total Liabilities and Proprietary Capital           768,378
        15      Service Revenue                                     900,194
        16      Accrued and Unbilled Service Revenue               (125,585)
        17      Miscellaneous Income or Loss                          3,346
        18      Total Income                                        777,955
        19      Salaries and Wages                                  123,126
        20      Employee Pensions and Benefits                            0
        21      Balancing Amount for Total Expenses               1,178,500
        22      Total Expenses                                    1,301,626

        23      Net Income (Loss)                                  (523,671)
        24      Total Expenses (Direct Costs)                           N/A
        25      Total Expenses (Indirect Costs)                         N/A
        26      Total Expenses (Total)                            1,301,626
        27      Number of Personnel End of Year                           4

ANNUAL REPORT OF UNITIL RESOURCES, INC.                               37
For the Year Ended December 31, 1999




ORGANIZATION CHART



Organization Chart as of December 31,1999


President                         James G. Daly**
Vice President                    Todd R. Black
Vice President & Treasurer        Mark H. Collin
Controller                        Laurence M. Brock
Secretary                         Sandra L. Whitney


** James G. Daly resigned effective 2/7/2000.




ANNUAL REPORT OF UNITIL RESOURCES, INC.             38
For the Year Ended December 31, 1999


METHODS OF ALLOCATION

SEE UNITIL SERVICE CORP.  U-13-60

ANNUAL REPORT OF UNITIL RESOURCES, INC.
For the Year Ended December 31, 1999                39


ANNUAL REPORT OF UNITIL RESOURCES, INC.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable

ANNUAL REPORT OF UNITIL RESOURCES, INC.             40
For the Year Ended December 31, 1999








SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,


UNITIL Resources, Inc.
(Name of Reporting Company)


By: /s/ Anthony J. Baratta, Jr., CFO
(Signature of Signing Officer)


Anthony J. Baratta Jr., CFO
(Printed Name and Title of Signing Officer)
Date: April 28, 2000